UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
000-52008
CUSIP NUMBER
550351 10 0
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended: September 30, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Luna Innovations Incorporated
Full Name of Registrant

N/A
Former Name if Applicable

301 First Street SW, Suite 200
Address of Principal Executive Office (Street and Number)

Roanoke, VA 24011
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Luna Innovations Incorporated (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the period ended September 30, 2024 (the “Form 10-Q”). The Company is unable to file the Form 10-Q within the prescribed time period without unreasonable effort or expense.

On March 12, 2024 and April 19, 2024, the Company filed separate Current Reports on Form 8-K (the “Prior 8-K Reports”) disclosing, among other things, that a Special Committee (the “Special Committee”) of the Board of Directors (the “Board”) of the Company has been conducting an independent review, with the assistance of external legal and financial advisors, of certain revenue recognition matters in connection with the Company’s previously issued financial statements. Additionally, as disclosed in the Prior 8-K Reports, the Audit Committee (the “Audit Committee”) of the Board, based on preliminary findings of the review, and after consultation with the Company’s management and the Special Committee’s external legal and financial advisors, has concluded that the Company’s previously issued financial statements as of and for the year ended December 31, 2022 (the “2022 Financial Statements”), as well as the Company’s previously issued interim unaudited condensed consolidated financial statements as of and for each of the periods ended March 31, 2022, June 30, 2022, September 30, 2022, March 31, 2023, June 30, 2023 and September 30, 2023 (collectively, with the 2022 Financial Statements, the “Affected Financial Statements”), should no longer be relied upon and should be restated due to identified accounting errors in each of the Affected Financial Statements relating to revenue recognition.

The description of the restatements and accounting errors in this report is preliminary, unaudited and subject to further change in connection with the review and the completion of the restatements of the Affected Financial Statements. Additionally, as the independent review has not yet been completed, the Company has not yet determined the full extent of the impact on the Affected Financial Statements and whether and to what extent there may be an impact on financial statements for any other periods. Accordingly, there can be no assurance as to the actual effects of the restatements or that the Company will not determine to restate any financial statements in addition to the Affected Financial Statements or with respect to any additional accounting errors.

Although the Company cannot at this time estimate when it will file its restated financial statements, the Company intends to make such filings as soon as reasonably practicable following the completion of the review and the restatements.

As a result of the required restatements, additional time is needed to complete tasks and steps necessary to prepare and finalize the Company’s quarterly financial statements and other disclosures required to be included in the Form 10-Q, as well as to complete the preparation and filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) and the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2024 and June 30, 2024 (the “Prior 10-Qs”). There can be no assurance as to when the review will be completed or when the Company will be able to complete the preparation and filing of the Form 10-Q, the Prior 10-Qs and the Form 10-K. However, the Company currently does not expect to file the Form 10-Q within the extension period of five calendar days provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Ryan Stewart	540	769-8400
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes
☒ No

The Company has not filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 or its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2024 and June 30, 2024.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there will be a significant change in results of operations from the corresponding period for the last fiscal year that will be reflected by the earnings statements to be included in the Form 10-Q. However, due to the independent review described above, the Company at this time cannot estimate the amount of the change as it has not fully completed its review.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipate,” “will,” “expect” “potential,” and similar terms and phrases are used in this Form 12b-25 to identify forward-looking statements, including expectations regarding the ongoing review being overseen by the Special Committee, the impacts of the results of the independent review, including the extent of any impact on the Company’s reported historical financial statements, the expected timing of the Company’s filing of its Form 10-K and 10-Qs and the determinations with respect to necessary changes in accounting or other policies resulting from the review. These forward-looking statements are only predictions and are subject to a number of both known and unknown risks and uncertainties, and actual results, performance, and/or achievements of the Company may differ materially from the future results, performance, and/or achievements expressed or implied by these forward-looking statements as a result of a number of factors. These factors include, without limitation, the review being overseen by the Special Committee is still ongoing, the determinations with respect to the degree of transactions and relevant financial reporting periods implicated thereby, the resulting effects on the Company’s reported financial results and the delay in the Company’s reporting of its financial results and filing of its Form 10-K and 10-Qs with the Securities and Exchange Commission (“SEC”), as well as the risks and uncertainties set forth in the section entitled “Risk Factors” in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, as well as subsequent filings with the SEC. The statements made in this filing are based on information available to the Company as of the date of this filing and the Company undertakes no obligation to update any of the forward-looking statements after the date of this filing.

Luna Innovations Incorporated
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2024	By:	/s/ Ryan Stewart
	Name:	Ryan Stewart
	Title:	SVP, General Counsel and Corporate Secretary

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).